BY EDGAR

November 26, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kevin Woody

Re:	CNL Lifestyle Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2011 (“Form 10-K”)
File No. 000-51288

Dear Mr. Woody:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 9, 2012 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comment from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic and Market Trends

Portfolio Trends, page 68

1.	We have considered your response to our prior comment 1. Please revise your disclosure in future filings to separately present EBITDA from the consolidated portfolio and the unconsolidated portfolio.

Response: We revised our disclosure effective with our September 30, 2012 Form 10-Q filed on November 14, 2012 to only disclose EBITDA from our consolidated portfolio. After further review, we determined EBITDA from our unconsolidated properties was not as relevant and meaningful particularly since we are entitled to cash distribution preferences where we receive a stated return on our investment each year ahead of our partners. We revised our disclosure to read as follows:

The following table illustrates property level revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) reported to us by our tenants and managers for the asset types below. We have only included property-level operating performance for consolidated properties in the table below. Property-level operating performance from our unconsolidated properties has been excluded because we do not believe it is as relevant and meaningful particularly since we are entitled cash distribution preferences where we receive a stated return on our investment each year ahead of our partners. Our tenants and managers are contractually required to provide this information to us in accordance with their respective lease and management agreements. While this information has not been audited, it has been reviewed by management to determine whether the information is reasonable and accurate in all material respects. In connection with this review, management reviews monthly property level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections. We have aggregated this performance data on a “same-store” basis only for comparable properties that we have owned during the entirety of both periods presented and have included information for both leased and managed properties. We have not included performance data on acquisitions during the current periods presented because we did not own those properties during the entirety of both periods. For these reasons, we consider the property level data to be performance information that gives us information on trends which does not directly represent our results of operations. We do not consider this information to be a non-GAAP measure which can be reconciled to our GAAP financial statements since it includes performance of properties leased to third-party tenants, and it excludes performance of any properties acquired during the current periods presented. However, we believe this information is useful to help readers of our financial statements understand and evaluate trends, events and uncertainties in our business as it relates to our prior periods and to broader industry performance (in thousands):

As requested by the Staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7618.

Sincerely,

/s/ Joseph T. Johnson
Joseph T. Johnson
Senior Vice President and Chief Financial Officer

Cc: Robert Telewicz